EXHIBIT 12.1

FEDEX CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Three Months Ended
	August 31,		Year Ended May 31,
	2018	2017	2018	2017	2016	2015	2014
Earnings:
Income before income taxes	$1,101	$982	$4,353	$4,579	$2,740	$1,627	$3,658
Add back:
Interest expense, net of capitalized interest	138	125	546	502	336	235	160
Amortization of debt issuance costs	2	2	12	11	8	5	4
Portion of rent expense representative of interest factor	380	297	1,553	1,182	924	908	876
Earnings as adjusted	$1,621	$1,406	$6,464	$6,274	$4,008	$2,775	$4,698
Fixed Charges:
Interest expense, net of capitalized interest	$138	$125	$546	$502	$336	$235	$160
Capitalized interest	19	16	61	41	42	37	29
Amortization of debt issuance costs	2	2	12	11	8	5	4
Portion of rent expense representative of interest factor	380	297	1,553	1,182	924	908	876
	$539	$440	$2,172	$1,736	$1,310	$1,185	$1,069
Ratio of Earnings to Fixed Charges	3.0	3.2	3.0	3.6	3.1	2.3	4.4